

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Ms. Joelyn Alcantara
President
Line Up Advertisement, Inc.
2108 Santolan St. San Antonio Village,
Makati City, Philippines

      Re: Line Up Advertisement, Inc.
             Form 10-K for Fiscal Year Ended April 30, 2014
             Filed July 29, 2014
             File No. 333-182566

Dear Ms Alcantara:

      We issued a comment on the above captioned filing on February 25, 2015. On March 27, 2015, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Christie Wong, Staff Accountant, at (202)551-3684, Robert S. Littlepage, Accountant Branch Chief, at (202)551-3361 or Carlos Pacho, Senior Assistant Chief Accountant, at (202)551-3835 with any questions

                        Sincerely,

                        /s/ Robert S. Littlepage, for

                        Larry Spirgel
                        Assistant Director